February 1, 2001


VIA EDGAR

Keith O'Connell
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.

Washington, DC  20549

Re: Kemper State Tax-Free Income Series: Registration Statement on Form N-14 (File No. 333-53300)


Dear Mr. O'Connell:

         In accordance with our discussion today, on behalf of Kemper State Tax-Free Income Series (the "Trust"), we hereby provide the following undertakings in connection with the Trust's registration statement on Form N-14 (the "Registration Statement") that was filed with the Securities and Exchange Commission via EDGAR on January 5, 2001 (SEC File No. 333-53300). The Registration Statement contains a Proxy Statement/Prospectus relating to a proposed tax-free reorganization involving the transfer of all or substantially all of the assets of Scudder California Tax Free Fund to Kemper California Tax-Free Income Fund (the "Acquiring Fund"), a series of the Trust, in exchange for shares of beneficial interest of the Acquiring Fund.

         The Trust hereby makes the following undertakings, which should be viewed as Item 17 of Part C of the Registration Statement:

         (1) The Trust agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 (the "1933 Act") [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The Trust agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The Trust undertakes to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.

         If you have any questions or comments regarding this matter, please feel free to contact the undersigned at (617) 728-7163.

Sincerely,


/s/ William E. Schwartz